

PRESS RELEASE ***EXHIBIT 99.1***
FOR IMMEDIATE PUBLICATION

TIW TO INCREASE ITS OWNERSHIP OF MOBIFON S.A.

Montréal, Canada, May 31, 2004 – Telesystem International Wireless Inc. ("TIW") is pleased to announce that it has entered into an agreement in principle to acquire 15.46% of MobiFon S.A. ("MobiFon") from certain private equity investors for a combination of cash and common shares of TIW. TIW will acquire 25,185,168 shares of MobiFon in exchange for 28,358,499 shares of TIW, representing an exchange ratio of 1.126, and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. The exchange ratio for the stock consideration has been established on an economic equivalency basis. Upon closing, TIW will increase its indirect ownership in MobiFon from 63.5% to 79.0%.

The MobiFon shares will be acquired directly or indirectly from Deraso Holdings B.V. ("Deraso") and certain Deraso shareholders (collectively, the "Selling Shareholders"), which include funds advised or managed by Advent International Corporation, Apax Partners, affiliates of The Bancroft Group L.P., Baring Communications Equity, Emporiki Venture Capital, GE Commercial Finance, GMT Communications Partners Limited, and JP Morgan Partners. An affiliate of JP Morgan Partners owns 28.2% of Deraso which in turn currently owns 14.4% of MobiFon. Affiliates of JP Morgan Partners already own 13.4% of TIW's common shares outstanding.

"This is an important milestone in the continuing simplification process of our corporate structure, pursuant to which we continue to seek opportunities to increase our economic interest in our subsidiaries on terms that are attractive to our shareholders", said Bruno Ducharme, President and Chief Executive Officer of TIW.

The terms of the agreement restrict the Selling Shareholders' ability to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction. No more than 16.6% of the total TIW shares received by the Selling Shareholders can be disposed of three months after completion, an additional 16.7% six months after completion, a further 16.7% nine months after completion and the remaining 50% on the first anniversary of completion. The Selling Shareholders will obtain piggy-back registration rights for their TIW shares.



The closing of the transaction remains subject to certain conditions, including the execution of final documentation, regulatory approvals and obtaining waivers from certain TIW shareholders to enable the Selling Shareholders to benefit from the piggy-back registration rights. Closing is expected to take place in the third quarter of 2004. The transaction is also subject to other MobiFon shareholders' pro rata rights of first refusal, which, if fully exercised, will reduce the actual number of shares to be acquired by TIW to an 11.6% interest in MobiFon in exchange for 21.3 million common shares of TIW and $27.5 million in cash.

Assuming no rights of first refusal are exercised, this transaction would bring the number of TIW common shares outstanding from 139.9 million currently to 168.2 million.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.



About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.2 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca